

May 8, 2013

Via E-Mail
Mr. Robert Recchia
Chief Financial Officer
Valassis Communications, Inc.
19975 Victor Parkway
Livonia, Michigan 48152

> **Re: Valassis Communications, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-10991**

Dear Mr. Recchia:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Goodwill and Other Intangible Assets, page 25

1. We note on page 52 that the International, Digital Media & Services ("IDMS") segment profit significantly declined from $24.3 million in 2011 to $8.3 million in 2012. You also reported in your 10-Q filing that the IDMS segment reported a loss of $3.9million in the first quarter of 2013. In concluding that at December 31, 2012, that "the majority of the goodwill in international, digital media and services segments were not impaired," please provide the following information:

   - If you determined that the fair value of any of your units of accounting in the IDMS segment, particularly the NCH Marketing Services Inc. ("NCH") reporting

> unit did not exceed its carrying value by a significant amount in your most recent impairment test, please explain to us how the determination of significance was made. In addition, please describe the significant estimates and assumptions used, qualitatively and quantitatively, in your valuation model to determine the fair value of each unit of accounting in your impairment analysis.

- On page 19, Segment Results, you disclosed that the decrease of revenue in International, Digital Media & Services segment for the year ended December 31, 2012 was partially due to the lower coupon redemption volumes at NCH. Please describe your consideration of the low coupon redemption rate to the key assumptions used in your goodwill impairment test on the reporting unit of NCH, which accounted for approximately 10% of total goodwill.

Income Taxes, page 44

2. We note that in your reconciliation between the expected income tax expense at statutory rate and actual income tax expense, you reported a reconciling item of $7.8 million. You stated that this item represented statutory expiration of unrecognized tax benefits. Please include a footnote describing the nature of the unrecognized tax benefits subject to statutory expiration and how it reduced your income tax expense. In this regard, we further note on page 16 that you attributed the decrease in your effective tax rate to the expiration of certain tax reserves instead of unrecognized tax benefits. Please explain to us such discrepancies in your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director